Exhibit 3.622
State of Delaware
Secretary of State
Division of Corporations
Delivered 11:57 AM 07/01/2003
FILED 12:00 PM 07/01/2003
SRV 030433990 — 3676817 FILE
CERTIFICATE OF FORMATION
LITTLE CREEK LANDING, LLC
     Pursuant to § 18-201, Delaware Code Annotated, the undersigned states as follows:
          1. Name. The name of the limited liability company (“the Company”) formed by this instrument is Little Creek Landing, LLC.
          2. Registered Office: Registered Agent. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
          IN WITNESS WHEREOF, the undersigned has caused this Certificate of Formation to be duly executed as of the 30th day of June 2003.

Allied Waste North America, Inc., a Delaware corporation, Sole Member
By:	/s/ Peter S. Hathaway
Peter S. Hathaway
Vice President